As Filed with the Securities and Exchange Commission on February 10, 2005
Registration No. 333-117287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A

AMENDMENT NO. 4 TO
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

U.S. GEOTHERMAL INC.
(Name of small business issuer in its charter)

Delaware	4911	84-1472231
(State of incorporation)	(Primary Standard Industrial	(IRS Employer
	Classification Code Number	Identification Number)

1509 Tyrell Lane, Suite B,
Boise, Idaho 83706
208-424-1027
(Address and telephone number of principal executive office and principal place of business)

Daniel Kunz
Chief Executive Officer
1509 Tyrell Lane, Suite B,
Boise, Idaho 83706
208-424-1027
(Name, address, and telephone number of agent for service)
Copy to:
Susan E. Lehr, Esq.
Williams, Kastner & Gibbs
Two Union Square, Suite 4100
Seattle, Washington 98101 - 2380
Telephone (206) 628-6600
Facsimile (206) 628-6611

Approximate Date of Proposed Sale to the Public: As soon as practicable after this Registration Statement has become effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐.

EXPLANATORY NOTE

This Amendment No. 4 to Form SB-2 (File No. 333-117287) is filed under the Securities Act of 1933 to amend Part II of the registration statement to file the updated opinion of Williams, Kastner & Gibbs PLLC as a revised Exhibit 5.1 to such registration statement.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 174 of the General Corporal Law of the State of Delaware and Article XIII of the Certificate of Incorporation provide for indemnification of present and former officers, directors, employees and agents.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of GTH pursuant to the provisions of its Certificate of Incorporation, or otherwise, GTH has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GTH of expenses incurred or paid by a director, officer or controlling person of GTH in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GTH will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting commissions and expenses, are estimated to be as follows:

Registration Fee	$1,850
Printing Expenses	$250
Accounting Fees and Expenses	$40,000
Legal Fees and Expenses	$60,000
Miscellaneous Expenses	$500
TOTAL	$102,500

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, GTH has issued the following unregistered securities.

1.          On February 2, 2002, the following persons, as founders, purchased an aggregate of 2,600,000 shares of Geo-Idaho common stock for a total purchase price of $40,000:

Daniel J. Kunz	650,000
Douglas J. Glaspey	650,000
Paul A. Larkin	650,000
Ronald P. Bourgeois	650,000

The shares were issued in a transaction exempt from the registration requirements of the Securities Act by virtue of the exemption afforded by Section 4(2). Each of such persons purchased the shares for his own account, for investment and not with a view to the distribution of the shares. The certificates for the shares bear a restrictive legend and stop transfer instructions have been placed against the transfer of the shares. No commissions were paid with respect to the issuance.

2.          On March 5, 2002, 1,895,000 shares of Geo-Idaho common stock and 1,612,000 warrants to purchase shares of Geo-Idaho common stock were issued by Geo-Idaho to Vulcan Power Company in exchange for interests in the Raft River project. The value of the issued shares and warrants for financial statement purposes was approximately $17,000. The securities were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2). Vulcan Power Company represented to Geo-Idaho that it purchased the securities for its own account, for investment and not with a view to the distribution of the securities. The certificates for the securities bear a restrictive legend and stop transfer instructions have been placed against the transfer of securities. No commissions were paid with respect to the issuance.

3.          On May 28, 2002, an aggregate of 400,000 shares of Geo-Idaho common stock were purchased by 13 persons for a subscription price of $0.25 per share, and gross proceeds of $98,750 in cash and $1,250 in consulting services. The purchasers either represented that they were "accredited investors" as defined in Regulation D, or the sales were to non-US persons and took place outside of the United States, as defined in Regulation S. None of the purchasers were officers or directors. The shares were issued in transactions exempt from the registration requirements of the Securities Act in reliance on and compliance with Regulations D and S. Each of such persons represented to Geo-Idaho that he purchased the shares for his own account, for investment and not with a view to the distribution of the shares. No commissions were paid with respect to the issuance.

4.          On November 1, 2002, an aggregate of 1,033,667 shares of Geo-Idaho common stock were purchased by 18 persons, including Daniel Kunz and John Walker, who are officers and/or directors of Geo-Idaho and GTH, for a subscription price of $0.30 per share, and gross proceeds of $307,100 in cash, and consulting services valued at $3,000. The purchasers were either "accredited investors" as defined in Regulation D, or the sales were to non-US persons and took place outside of the United States, as defined in Regulation S. The shares were issued in transactions exempt from the registration requirements of the Securities Act in reliance on and compliance with Regulations D and S. Each of such persons represented to Geo-Idaho that he purchased the shares for his own account, for investment and not with a view to the distribution of the shares. No commissions were paid with respect to the issuance.

5.          On February 14, 2003, GTH (then U.S. Cobalt Inc.) issued 151,170 shares to the following persons for past services rendered, at a deemed aggregate consideration of $45,350 or $0.30 per share:

Name	No. of Shares
Daniel J. Kunz	30,479
Douglas J. Glaspey	78,929
Paul A. Larkin	41,762
Total	151,170

6.          Pursuant to agreements executed April 25, 2003, GTH issued convertible promissory notes in the aggregate principal amount of $269,000 for bridge financing pending completion of the merger acquisition of Geo-Idaho, to a group of six investors, including Daniel Kunz and Kevin Kitz, officers of the company. The investors were either "accredited investors" as defined in Regulation D, or the transactions were with non-US persons and took place outside of the United States, as defined in Regulation S. The notes were issued in transactions exempt from the registration requirements of the Securities Act in reliance on and compliance with Regulations D and S. Each of such persons represented to the company that he purchased the notes for his own account, for investment and not with a view to the distribution of the notes. The notes were issued with a restrictive legend and stop transfer instructions were placed against the transfer of the notes. No commissions were paid with respect to the issuance.

7.          On December 19, 2003, GTH issued 6,939,992 shares of its common stock and 2,420,217 warrants to purchase its common stock in exchange for 100% of Geo-Idaho's outstanding shares and warrants. The shares were issued to the following persons, each of whom was a securityholder of Geo-Idaho, in reliance on Section 4(2):

NAME	NO. OF SHARES
Vulcan Power Company	1,755,156
Daniel J. Kunz	1,254,769
Douglas J. Glaspey	1,014,649
Paul A. Larkin	863,187
Ronald Bourgeois	821,425
Tom Menning	183,332
Grim Estate Ltd.	180,000
Donald Nelson	108,000
Ronald C. Yanke	108,000
Ross Beaty	85,000
Gerald Sneddon	80,000
John H. Walker	73,807
Sneddon Family Trust	50,000
Steve R. Smith	45,000

Burton Egger	40,000
Steven Chi	36,667
Dr. John Swartley	36,667
John W. Leonard	35,000
William Brock	33,333
Robert Falls	24,000
Steven Jensen	21,000
John Beaulieu	20,000
William Batiuk	17,000
Barry Marcus	15,000
Roscoe Ward	5,000
H. Cobbs	4,000
Veritable Quandry LLC	10,000
Ed Cryer	10,000
Mary Mink	10,000

The warrants were issued solely to Vulcan Power Company, the sole warrant holder of Geo-Idaho, in reliance on Section 4(2), and are exercisable at a price of $0.75 per share, until December 15, 2005. Pursuant to the negotiated agreement of the parties, and as approved by the TSX Venture Exchange, the shares were exchanged on a one-for-one basis with all shareholders other than Vulcan Power Company, which received shares and warrants so that Vulcan Power would own 14% on a non-diluted and 25% on a fully-diluted basis after closing (and taking into account the private placement discussed in paragraph 8, below). The warrants were valued using the Black Scholes model at $0.26 each, or $629,256 in the aggregate, and recorded on our financial statements as an addition to deficit. Each of such persons represented to Geo-Idaho that he purchased the securities for his, her or its own account, for investment and not with a view to the distribution of the securities. The certificates for the securities bear a restrictive legend and stop transfer instructions have been placed against the transfer of the securities.

8.          Also on December 19, 2003, GTH sold 3,322,221 shares of common stock and 1,661,110 warrants to purchase shares of its common stock in a private offering under Regulations D and S, at a price of $0.45 per unit (a unit being one share and one-half share purchase warrant), for gross proceeds of $1,494,999. The warrants are exercisable at an exercise price of $0.75 until December 15, 2005, subject to acceleration upon 30 days notice once the company obtains a license from permitting authorities for a 10 megawatt power plant and corresponding power purchase and power transmission agreements. The warrants were valued using the Black Scholes model at $0.26 each, or $431,889 in the aggregate. Of the 13 purchasers, two were residents of the United States who represented that they were "accredited investors" under Regulation D, and the remaining 11 sales were to non-US persons and took place outside of the United States, as defined in Regulation S. Daniel J. Kunz, an officer and director of GTH, subscribed for 1,111,111 units. Toll Cross Securities of Toronto, Canada, was paid a cash fee of $52,500 and issued warrants exercisable until December 15, 2005, to purchase 83,333 shares of GTH at an exercise price of $0.45, as compensation for its services in connection with the private offering. An additional $22,622 was incurred in legal expenses relating to the offering and together with the $52,500 cash and $25,437 fair value of the Agent’s warrants ( $0.26 per warrant , calculated using the Black Scholes model) made up the $100,559 which was charged to share issue costs. The securities were issued in transactions exempt from the registration requirements of the Securities Act in reliance on and compliance with Regulations D and S. Each of such persons represented to the company that he purchased the securities for his own account, for investment and not with a view to the distribution of the securities. The certificates for the securities bear a restrictive legend and stop transfer instructions have been placed against the transfer of the securities.

9.          On February 20, 2004, GTH issued 385,864 shares and 192,932 share purchase warrants in connection with the conversion of $147,000 of principal and $26,639 in interest of the promissory notes referred to in paragraph 5, above. Mr. Kunz did not participate in the conversion, and was repaid his principal and interest. The warrants are exercisable until February 17, 2006, at an exercise price of $0.75 per share, and are subject to acceleration upon 30 days notice once the company obtains a license from permitting authorities for a 10 megawatt power plant and corresponding power purchase and transmission agreements. The securities were issued in transactions exempt from the registration requirements of the Securities Act in reliance on and compliance with Regulations D and S. Each of such persons represented to the company that he purchased the securities for his own account, for investment and not with a view to the distribution of the securities.

The certificates for the securities bear a restrictive legend and stop transfer instructions have been placed against the transfer of the securities. No commissions were paid with respect to the issuance.

10.         On September 17, 2004, GTH sold 4,000,001 shares of common stock and 4,000,001 warrants to purchase shares of its common stock in a private offering under Regulation S, at a price of CDN $0.85 per unit (a unit being one share and one warrant), for gross proceeds of CDN $3,400,000. The units consist of one share and a warrant which entitles the holder to purchase one share at an exercise price of CDN $1.25 until September 17, 2006. GTH may accelerate the exercise period of the warrants on twenty days notice if the closing price of the company’s common shares on a public market exceeds CDN $1.65 for twenty consecutive business days. The value of each warrant (using the Black-Scholes model) was $0.30, and the aggregate value of the 4,000,001 warrants was $1,190,697 . The securities were issued in transactions exempt from the registration requirements of the Securities Act in reliance on and compliance with Regulation S. Each of such persons represented to the company that he purchased the securities for his own account, for investment and not with a view to the distribution of the securities. The certificates for the securities bear a restrictive legend and stop transfer instructions have been placed against the transfer of the securities. Dundee Securities Corporation of Toronto, Canada, was paid a cash fee of CDN $238,000, and issued a “compensation option” to acquire 280,000 units at an exercise price per unit of CDN $0.85, until September 17, 2006, and valued at $133,341 ( $0.30 per warrant , using the Black-Scholes model ). The warrants included in Dundee’s units are also subject to acceleration, whether or not the compensation option has been exercised. An additional CDN $31,977.45 was incurred in legal expenses relating to the offering, as well as CDN $18,190 in fees to the TSX Venture Exchange which together with the CDN $238,000 cash paid to Dundee made up the $225,131 cash component of issuance costs. With the $131,341 which was the fair value of the Dundee compensation option, the total charged to share issue costs was $358,472.

11.         On October 19, 2004, GTH issued a total of 278,735 shares on the exercise of stock options issued under the company’s stock option plan to officers and directors of the company as follows:

Optionee	Number of Shares Purchased
Daniel Kunz	86,506
Douglas Glaspey	77,866
Ron Bourgeois	27,733
Paul Larkin	86,630

Total	278,735

ITEM 27. EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
3.1	Certificate of Incorporation of U.S. Cobalt Inc. (now known as U.S. Geothermal Inc.) (1)
3.2	Certificate of Domestication of Non-U.S. Corporation(1)
3.3	Certificate of Amendment of Certificate of Incorporation (changing name of U.S. Cobalt Inc. to U.S. Geothermal Inc.) (1)
3.4	Bylaws of U.S. Cobalt Inc. (now known as U.S. Geothermal Inc.) (1)
3.5	Plan of Merger of U.S. Geothermal, Inc., an Idaho corporation and EverGreen Power Inc., an Idaho corporation (1)
3.6	Amendment to Plan of Merger (1)
4.1	Form of Stock Certificate (1)
4.2	Form of Warrant Certificate (1)
4.3	Provisions Regarding Rights of Stockholders (1)
5	Opinion on Legality
10.1	Agreement by and between U.S. Geothermal Inc. And Vulcan Power Company dated December 3, 2002 (1)
10.2	Amendment No. 1 to "Agreement by and between U.S. Geothermal Inc. And Vulcan Power Company" dated November 15, 2003 (1)
10.3	Amendment No. 2 to "Agreement by and between U.S. Geothermal Inc. And Vulcan Power Company" dated December 30, 2003 (1)
10.4	Letter Agreement dated January 8, 2004 between U.S. Geothermal Inc. and Vulcan Power Company (1)
10.5	Geothermal Lease and Agreement dated July 11, 2002, by and between Sergene Jensen, Personal Representative of the Estate of Harlan B. Jensen, and U.S. Geothermal Inc., an Idaho corporation (1)
10.6	Geothermal Lease and Agreement dated June 14, 2002, by and between Jensen Investments Inc. and U.S. Geothermal Inc., an Idaho corporation (1)
10.7	Geothermal Lease and Agreement dated March 1, 2004, by and between: Jay Newbold and U.S. Geothermal Inc., an Idaho corporation (1)
10.8	Geothermal Lease and Agreement dated June 28, 2003, by and between Janice Crank and the children of Paul Crank and U.S. Geothermal Inc., an Idaho corporation (1)
10.9	Fiscal Consulting Agreement between U.S. Geothermal and Cowans & Company Ltd. dated February 1, 2004 (1)
10.10	Administrative Services Contract between U.S. Geothermal Inc. and New Dawn Holdings Ltd .(1)
10.11	Employment Agreement for Douglas Glaspey (3)
10.12	Employment Agreement for Daniel Kunz (1)
10.13	Employment Agreement for Ronald Bourgeois (5)
10.14	Consulting Agreement for Kevin Kitz (4)
10.15	Escrow Agreement made December 19, 2003, among U.S. Geothermal Inc., Pacific Corporate Trust Company as escrow agent, and certain securityholders (1)
10.16	Escrow Agreement made December 19, 2003, among U. S. Geothermal Inc., Pacific Corporate Trust Company as escrow agent, and certain securityholders. (1)
10.17	First Amended and Restated Merger Agreement among U.S. Cobalt Inc., a Delaware corporation, EverGreen Power Inc., an Idaho corporation, U.S. Geothermal Inc., an Idaho corporation ("Geo"), and the stockholders of Geo (1)
10.18	Agreement with Dundee Securities Corporation dated June 28, 2004 (1)
10.19	Stock Option Plan of U.S. Cobalt Inc. (now known as U.S. Geothermal Inc.) dated April 3, 2003 (1)

10.20	Geothermal Lease and Agreement dated December 1, 2004, by and between Reid S. Stewart and Ruth O. Stewart and U.S. Geothermal Inc., an Idaho corporation (6)
10.21	Employment Agreement for Kevin Kitz (6)
10.22	Employment Agreement for Kerry D. Hawkley (6)
10.23	Employment Agreement for Douglas Glaspey (6)
10.24	Power Purchase Agreement dated December 29, 2004 with Idaho Power Company (6)
21	List of Subsidiaries (1)
23.1	Consent of Morgan and Company, Chartered Accountants (7)
23.2	Consent of Williams, Kastner & Gibbs (included in Exhibit 5)
24	Powers of Attorney (included in the Signature Pages of this Registration Statement)

(1)	Incorporated as part of Form SB-2 filed with the SEC on July 8, 2004
(2)	Incorporated as part of Amendment No. 1 to Form SB-2 filed with the SEC on November 11, 2004
(3)	Superceded in its entirety by exhibit 10.23
(4)	Superceded in its entirety by exhibit 10.21
(5)	Filed as part of original SB-2 on July 8, 2004 but no longer an exhibit
(6)	Incorporated as part of Amendment No. 2 to Form SB-2 filed with the SEC on January 14, 2005
(7)	Incorporated as part of Amendment No. 3 to Form SB-2 filed with the SEC on February 8, 2005

ITEM 28. UNDERTAKINGS

The undersigned Registrant hereunder undertakes:

                                        (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                                                            (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                                                            (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                                                            (iii) include any additional or changed material information on the plan of distribution.

                                        (2) For the purpose of determining liability under the Act, to treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                                        (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Remainder of page intentionally left blank.

Signatures on following page.

SIGNATURES

                    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2, and authorized this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, in the City of Boise, State of Idaho, on February 10 , 2005.

U.S. GEOTHERMAL INC.

By:	/s/ Daniel J. Kunz
Daniel J. Kunz, President,

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel J. Kunz	Director and President, Chief Executive Officer	February 10, 2005
Daniel J. Kunz	(Principal Executive Officer)

/s/ Douglas J. Glaspey	Director and Chief Operating	February 10, 2005
Douglas J. Glaspey	Officer

/s/ Kerry D. Hawkley	Chief Financial Officer (Principal	February 10, 2005
Kerry D. Hawkley	Financial and Accounting Officer)

/s/ John Walker	Director and Chairman	February 10, 2005
John Walker

/s/ Paul Larkin	Director	February 10, 2005
Paul Larkin

/s/ Jon Wellinghoff	Director	February 10, 2005
Jon Wellinghoff

POWER OF ATTORNEY

                    KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned directors and officers of U.S. Geothermal Inc., a Delaware corporation, which is filing a Registration Statement on Form SB-2 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Daniel J. Kunz, as such individual's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact as agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Director and President,	February 10, 2005
Daniel J. Kunz	Chief Executive Officer
(Principal Executive Officer)

Douglas J. Glaspey	Director and Chief	February 10, 2005
Operating Officer

Kerry D. Hawkley	Chief Financial Officer	February 10, 2005
(Principal Financial and
Accounting Officer)

John Walker	Director and Chairman	February 10, 2005

Paul Larkin	Director	February 10, 2005

Jon Wellinghoff	Director	February 10, 2005